UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number:001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the annual general meeting of shareholders of Multi Ways Holdings Limited (the “Company”), attached hereto and incorporated by reference herein are Notice of Annual General Meeting and Proxy Statement and Form of Proxy Card.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Multi Ways Holdings Limited
Date: October 2, 2024	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer, Executive Director and Chairman of the Board

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